Wilmington Funds Management Corporation 1100 North Market Street Wilmington, DE 19890

AMENDMENT NO. 1 TO

AGREEMENT FOR ADMINISTRATIVE SERVICES

AMENDMENT NO. 1, dated as of October 1, 2013 (this “Amendment”), to the Agreement for Administrative Services, between Wilmington Funds Management Corporation (“WFMC”) and Wilmington Funds (“Investment Company”).

Recitals

1. WFMC and Investment Company are the parties to that certain Agreement for Administrative Services, dated as of October 1, 2012 (the “Co-Admin Agreement”).

2. WFMC and Investment Company wish to amend the Co-Admin Agreement in certain respects, as set forth herein.

NOW THEREFORE, for good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, WFMC and Investment Company agree as follows:

1. Definitions. Capitalized terms used in this Amendment without definition that are defined in the Co-Admin Agreement have the meanings given them in the Co-Admin Agreement.

2. Amendments. The Co-Admin Agreement is hereby amended as follows: The compensation table in Article 6 is deleted in its entirety and the following new table is inserted in lieu thereof. All other text of Article 6 shall remain unchanged.

Maximum Administrative Fee Wilmington	Average Aggregate Daily Net Assets of the Funds
0.040%	on the first $5 billion
0.030%	on the next $2 billion ($5-7 billion)
0.025%	on the next $3 billion ($7-10 billion)
0.018%	on assets in excess of $10 billion

4. Other Agreements.

(a) Each party hereby ratifies, affirms and confirms to the other its obligations under the Co-Admin Agreement and agrees that except with respect to the amendments set forth above, such obligations are not in any way modified, discharged or relieved by this Amendment. This Amendment shall be part of the Co-Admin Agreement.

(b) This Amendment sets forth the entire agreement between WFMC and Investment Company with respect to the amendment of the Co-Admin Agreement set forth above, and supersedes all prior or contemporaneous verbal or written agreements between them with respect to such amendment. The Recitals at the beginning of this Amendment are an integral part of this Amendment. The headings contained in this Amendment are for reference purposes only and shall not affect in any way the meaning or interpretation of this Amendment.

(c) This Amendment may be executed in two or more counterparts, each of which shall be deemed an original and all of which when taken together shall constitute one and the same agreement. This Amendment may be executed and delivered by the parties by facsimile transmission, provided that manually executed originals are delivered promptly after the date hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date set forth above.

WILMINGTON FUNDS MANAGEMENT CORPORATION
By:	/s/ John J. Kelley
Name:	John J. Kelley
Title:	President
WILMINGTON FUNDS
By:	/s/ John C. McDonnell
Name:	John C. McDonnell
Title:	Vice President

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